SECURITIES AND EXCHANGE COMMISSION
15025585

PUBLIC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48969

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **EFG Capital International Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, 9th Floor
(No. and Street)

Miami	**Florida**	**33131**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Juan Massens 305-482-8010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

333 SE 2nd Avenue, Suite 3000	**Miami**	**Florida**	**33131**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Juan Massens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EFG Capital International Corp., as of March 16, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LETICIA BELLO
NOTARY PUBLIC
STATE OF FLORIDA
Comm# EE831831
Expires 9/3/2016

Signature

Financial and Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EFG Capital International Corp. and Subsidiary

(A wholly-owned subsidiary of EFG Capital Holdings Corp.)

Consolidated Financial Statement of Financial Condition

December 31, 2014

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Index
December 31, 2014

pwc

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors of
EFG Capital International Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of EFG Capital International Corp. and subsidiary at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 16, 2015

PricewaterhouseCoopers LLP, 333 SE 2nd Avenue, Suite 3000, Miami, FL 33131
T: (305) 375 7400, F: (305) 375 6221, www.pwc.com/us

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Consolidated Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 33,166,745
Cash segregated under federal and other regulations	250,000
Due from broker	8,912
Due from customers	1,677,358
Accounts receivable	1,963,850
Due from employees	206,972
Securities owned, at fair value ($349,680 escrow deposit)	349,680
Furniture, equipment and leasehold improvements, net	1,536,024
Intangible assets, net	2,581,112
Goodwill	5,896,809
Deferred tax asset	215,797
Other assets	779,859
Total assets	$ 48,633,118
Liabilities and Stockholder's Equity	
Accounts payable	$ 2,714,519
Due to broker	1,665,292
Due to customers	8,936
Accrued expenses and other liabilities	15,863,874
Subordinated loans from related party	8,000,000
Total liabilities	28,252,621
Commitments and contingencies (Notes 9 and 10)	
Stockholder's equity	
Common stock ($.01 par value, 1,000 shares authorized, issued and outstanding)	10
Additional paid-in capital	12,812,083
Retained earnings	7,568,404
Total stockholder's equity	20,380,497
Total liabilities and stockholder's equity	$ 48,633,118

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Nature of Business

EFG Capital International Corp. ("EFG" or the "Company") is a wholly-owned subsidiary of EFG Capital Holdings Corp. (the "Parent"), which is owned by EFG International AG ("EFG International"), which is headquartered in Switzerland and listed in the Swiss Stock Exchange. The Company's principal office is located in Miami, Florida.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides its customers with investment and brokerage related financial services. The Company buys and sells securities for customers, primarily from Latin America, acting in an agency capacity and charging a commission, or in a principal capacity earning mark ups and mark downs on a riskless principal trading basis.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements include the accounts of EFG and its wholly-owned subsidiary, EFG Asesores Financieros Peru SRL (a Peruvian limited liability partnership). All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash and cash equivalents as highly liquid instruments with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company's cash equivalents are mainly comprised of money market accounts.

Securities Owned, at Fair Value
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Securities are recorded at fair value as described in Note 3.

Fails to Receive/Deliver
Pursuant to Rule 15c3-3, the Company records fails to receive/deliver for transactions where clearance and settlement does not occur pursuant to the agreed upon date that are to be settled by EFG Bank. The Company records the fails to deliver (included in receivable from customers at December 31, 2014) and fails to receive (due to brokers at December 31, 2014) on its financial statements until the time that the transactions settle. All open transactions as of December 31, 2014 settled shortly after year-end.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are recorded at cost. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill and Intangible Assets
Goodwill represents the purchase price in excess of the fair value of identifiable tangible and intangible assets and liabilities at the date of the acquisition in 2005 of the broker-dealer. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually. Identifiable intangible assets with a finite life are amortized on a straight-line basis over the estimated useful lives of 3 to 15 years.

Impairment of Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill is tested annually for impairment or if events and circumstances indicate that the assets might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level. The impairment assessment involves an option to first assess qualitative factors to determine whether events or circumstances exist that lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not performed, or after assessing the totality of the events or circumstances, it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the impairment assessment involves a two-step process in which a quantitative assessment for potential impairment is performed. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill.

Management's analysis for the year ended December 31, 2014, revealed no impairment of goodwill or other indefinite life intangibles.

Stock-based Compensation
The Company participates in the Parent's equity incentive plan that awards Restricted Stock Units of EFG International's common stock to certain employees. The Company accounts for the stock-based compensation under the US GAAP provisions, which establishes that compensation expense is recognized for awards granted at the awards' fair value as of grant date over the requisite service period of the award, which is generally the awards' vesting period.

Administrative and Other Service Fees
Administrative and other service fees include rebates, retrocessions, and trailer fees, as well as intercompany revenue from service level agreements, arranger fees, and revenue sharing agreements. Administrative and other service fees are recorded on an accrual basis.

Principal Transactions and Commissions
Principal transactions, commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company follows guidance related to accounting for uncertain tax positions. Uncertain tax positions are recognized as tax benefits only if it is 'more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company did not have any uncertain tax positions, as defined above, as of December 31, 2014.

New Accounting Pronouncements
In May of 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers". This guidance supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, Revenue Recognition, and most industry specific guidance throughout the Accounting Standards Codification. The guidance requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This guidance, which does not apply to financial instruments, is effective for annual reporting periods beginning after December 15, 2016. The Company is currently evaluating this guidance to determine the impact on its financial statements.

In June of 2014, the FASB issued ASU 2014-12, "Compensation-Stock Compensation (Topic 718)-Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period." ASU 2014-12 requires that a performance target that affects vesting of share-based payment awards and that could be achieved after an employee's requisite service period be accounted for as a performance condition. ASU 2014-12 is effective for annual and reporting periods beginning January 1, 2016 with early adoption permitted, and is applied on a prospective basis or retrospective basis. The adoption of ASU 2014-12 is not expected to materially impact the Company's financial statements.

3. Fair Value Measurement

Financial instruments are classified based on a three-level valuation hierarchy required by US GAAP. The valuation is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data. Accordingly, the degree of judgment exercised in determining fair value is greater for instruments in this category.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables present the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014.

	Fair Value Measurements using			Assets/Liabilities
	Level 1	Level 2	Level 3	at fair value
Assets				
Securities Owned				
U.S. Treasury Bills	$ 349,680	$ -	$ -	$ 349,680
Total assets at fair value	$ 349,680	$ -	$ -	$ 349,680
Liabilities				
Total liabilities at fair value	$ -	$ -	$ -	$ -

Level 1 Valuation Techniques

The fair value measurements of the U.S. Treasury and equity securities are classified as level 1 of the fair value hierarchy as they are based on quoted market prices in active markets.

As of December 31, 2014, the Company did not have any financial instruments classified as either Level 2 or Level 3.

4. Cash Segregated Under Federal Regulations

As of December 31, 2014 $250,000 of cash was segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3.

5. Securities Owned, at Fair Value

At December 31, 2014 securities owned consists of the following:

U.S. Treasury Bills	$	349,680
	$	349,680

Some of the Company's securities owned are deposited in escrow in connection with clearing and depository agreements with third-parties. See Note 9.

6. Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements, net, consist of the following at December 31, 2014:

	Useful Lives (in years)		
Furniture	5	$	1,256,369
Equipment	3 - 5		3,632,224
Leasehold improvements	3 - 7		2,500,387
Artwork	Indefinite		64,445
			7,453,424
Less: Accumulated depreciation and amortization			(5,917,400)
		$	1,536,024

Depreciation expense was $746,339 for the year ended December 31, 2014.

7. Intangible Assets, Net

Intangible assets consist of the following at December 31, 2014:

	Useful Lives (in years)		
Customer relationships	15	$	6,800,000
Broker-dealer license	-		50,000
			6,850,000
Less: Accumulated amortization			(4,268,888)
		$	2,581,112

Amortization expense amounted to $453,333 for the year ended December 31, 2014 and is estimated at $453,333 for each of the next five years.

8. Related Party Transactions

The following table sets forth the Company's related party assets and liabilities as of December 31, 2014:

Assets	
Cash and cash equivalents	$ 790,617
Accounts receivable	1,451,702
Due from employees	206,972
Total assets	2,449,291
Liabilities	
Accounts payable	231,878
Accrued expenses and other liabilities	85,376
Subordinated loans	8,000,000
Total liabilities	8,317,254

As of December 31, 2014, the Company has a balance due to EFG Capital Services and EFG Capital Holdings for $152,622 and $79,256, respectively, as a result of intercompany transactions occurring during the year then ended. This balance is included in accounts payable in the accompanying statement of financial condition.

The Company originally entered into a subordinated loan agreement ("SLA") with EFG International in September 2005. In September 2014, the SLA maturity was extended to September 30, 2015. The SLA has an outstanding balance of $8,000,000 and carries an interest rate of 3.856% per annum. As of December 31, 2014, the Company has accrued interest related to the SLA for $85,376. The SLA was made under agreements pursuant to rules and regulations of the Securities and Exchange Commission, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the SLA any repayments prior to its due date are subject to written approval by FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital. It is the Company's intention to renew the SLA before it becomes due.

The Company entered into a second subordinated loan agreement ("RSLA") with EFG International in September 2011 which took the form of a revolving line of credit with a limit of $5 million. On September 2014, the RSLA credit period was extended to expire on September 30, 2017. As of December 31, 2014, the RSLA has no outstanding balance.

The Company from time-to-time advances funds to its employees at stated maturity dates and interest rates as evidenced by executed promissory notes. At December 31, 2014, due from employees amounted to $206,972.

Included in the consolidated statement of operations are revenues and expenses resulting from various securities trading and financing activities with certain affiliates, as well as fees for the introduction of customers to the affiliate and certain royalties and services performed by affiliates under the terms of various agreements.

The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2014:

Revenues	
Administrative and other services fees	$ 29,617,937
Commissions and brokerage fees	3,772,308
Total revenues	$ 33,390,245
Expenses	
Royalty, management and operating support fees	$ 2,691,765
Professional fees	7,185,122
Interest expense	327,845
Total expenses	$ 10,204,732

Effective January 1, 2012, the Company entered into a revenue sharing agreement with EFG Bank which allows the Company to be compensated at an amount determined in the agreement for the introduction of customers to the affiliate and other fees. The agreement expired on December 31, 2012 and has been renewed in January 2013 for a term ending on December 31, 2014. The Company earned revenue of $20,415,872 from EFG Bank pursuant to the agreement during the year ended December 31, 2014 and is included in administrative and other services fees in the accompanying consolidated statement of operations.

Effective January 1, 2013 the Company entered into a new revenue sharing agreement with EFG Bank Cayman Branch which allows the Company to be compensated at an amount determined in the agreements for the introduction of customers to the affiliate and other fees. The agreement is for a term of two years, ending on December 31, 2014. The Company earned revenue of $245,233 pursuant to the agreement during the year ended December 31, 2014 and is included in administrative and other services fees in the accompanying consolidated statements of operations.

Effective January 1, 2013 the Company entered into a new revenue sharing agreement with EFG Bank & Trust (Bahamas) Ltd which allows the Company to be compensated at an amount determined in the agreements for the introduction of customers to the affiliate and other fees. The agreement is for a term of two years, ending on December 2014. The Company earned revenue of $1,034,682 pursuant to the agreement during the year ended December 31, 2014 and is included in administrative and other services fees in the accompanying consolidated statements of operations.

Effective January 1, 2010, the Company entered into service level agreements with EFG Capital Holdings and some of its subsidiaries, which allow the Company to be compensated at an amount determined in the agreements for management and operational support. The Company earned revenue of $841,216 pursuant to the agreements during the year ended December 31, 2014 and is included in administrative and other services fees in the accompanying consolidated statement of operations.

Effective April 1, 2012, the Company entered into a service level agreement with EFG Asset Management (Americas) Corp. ("EFGAM") which allows the Company to be compensated at an amount determined in the agreements for management and operational support. The Company earned revenue of $783,350 pursuant to the agreement during the year ended December 31, 2014

and is included in administrative and other services fees in the accompanying consolidated statement of operations.

Effective April 1, 2012, the Company entered into a revenue sharing agreement with EFGAM which allows the Company to be compensated at an amount determined in the agreement for the introduction of customers to the affiliate and other fees. The Company earned revenue of $6,297,584 from EFGAM pursuant to the agreement during the year ended December 31, 2014 and is included in administrative and other services fees in the accompanying consolidated statement of operations.

The Company performed broker-dealer services for affiliates of EFG International driven by customer transactions of those affiliates and recognized commission revenue of $3,772,308 during the year ended December 31, 2014. This amount is included in commissions and brokerage fees in the accompanying consolidated statement of operations.

Effective January 1, 2006, the Company entered into a service level agreement with EFG International which allows the EFG International to be compensated at an amount determined in the agreement for management, operational, IT, and other services. In 2014, the Company paid $2,691,765 in fees associated with these agreements. The amount is included in royalty, management and operating support fees in the accompanying consolidated statement of operations.

Effective April 1, 2012 the Company entered into a research and marketing agreement with EFGAM which requires EFGAM to provide securities investment research and marketing publications for the use of the company and the company's clients. In 2014, the Company paid $4,749,730 in fees associated with this agreement. The amount is included in professional fees in the accompanying consolidated statement of operations.

Effective January 1, 2013 the Company entered into a new service level agreement with EFG Capital Services LLC ("EFG Services") which requires EFG Services to provide professional services including, but not limited to, human resources and information technology. The Company incurred expenses of $2,435,392 pursuant to the agreement during the year ended December 31, 2014 and is included in professional fees in the accompanying consolidated statement of operations.

For the year ended December 31, 2014, the Company incurred interest expense of $327,845 related to the SLA and is included in interest expense in the accompanying consolidated statement of operations.

9. Clearing Agreements

Clearing and depository operations for the Company's securities transactions are provided by JP Morgan and Pershing, third party clearing organizations, and EFG Bank. Pursuant to the Company's agreement with JP Morgan Clearing Corp. and Pershing, the Company is required to maintain $250,000 and $100,000 in security escrow deposit, respectively. The deposits consist of U.S. Treasury Bills included within securities owned in the consolidated statement of financial condition.

The Company ended its relationship with JP Morgan effective September 30, 2014, but continues to maintain the $250,000 in security escrow deposit while limited remaining accounts undergo full liquidation and migration to Pershing and EFG Bank.

Sub-Clearing Agreements
The Company has entered into sub-clearing agreements with foreign financial institutions. The Company executes transactions for customers of the broker-dealers in exchange for a percentage commission or mark-up and in some cases, a minimum monthly fee.

Guarantees
The Company applies the provisions of the FASB's guidance, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2014, there were no customer balances maintained at its clearing organizations and subject to such indemnification. The Company has experienced no losses or claims historically under the terms of this indemnification and, accordingly, has recorded no liability at December 31, 2014. In accordance with the margin agreement between the clearing organizations and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

10. Commitments and Contingencies

Leases
The Company rents office premises and telecommunications equipment under non-cancelable operating lease agreements. The Company currently has offices in Miami and Key Biscayne.

Lease obligations under the above-mentioned agreements as of December 31, 2014 are as follows:

Year	
2015	1,698,820
2016	1,179,352
2017 and thereafter	-
	$ 2,878,172

Rent expense in 2014 amounted to $1,454,030.

In June 2014, the New York office lease and sub-lease agreement were not renewed and therefore no longer included as a lease obligation. Sub-lease income of $139,511 has been recognized in 2014 and is included in rent expense in the consolidated statement of operations.

Concentration of Credit Risk

The Company and its subsidiary are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Legal Matters

During the year ended December 31, 2014 and through the date these consolidated financial statements were available for issuance, the Company was not involved in any legal proceedings, claims, or litigation that in the opinion of management, will result in a material adverse effect on its financial position.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2014, the Company had net capital (as defined) of $14,037,469 which was $12,688,443 in excess of that required. The Company's net capital ratio was 1.44 to 1.

The accounts of the Company's subsidiary, EFG Asesores Financieros S.R.L, are not included as capital in the computation of the Company's net capital, because the assets of the subsidiary may not be readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

12. Savings Investment Plan

The Company maintains a 401(k) Savings Investment Plan (the "Plan") to provide retirement benefits for eligible employees. Generally, all employees who have completed six months of service are eligible to participate in the Plan. Employees may elect to make salary deferral contributions, as defined, up to $17,500 each year, adjusted annually in accordance with regulations. The Company may make discretionary annual contributions in accordance with the provisions of the Plan. The Plan contribution expense incurred by the Company in 2014 was $502,542.

13. Stock Based Plans

Since 2009, the Company has participated in the Parent's Restricted Stock Units (RSU's) equity incentive plan which provides RSU awards to the employees of the Company as part of EFG International's equity incentive plan. Effectively, EFG International would grant RSU's to Parent, who would subsequently grant to the Company's employees. After a three year vesting period, EFG International transfers the shares to Parent which concurrently would transfer to the Company's employees. Effective 2012, the Company and the Parent no longer participated in the EFG International equity incentive plan, but the Company will continue to participate in Parent's own equity incentive plan that mirrors the EFG International plan and is paid to the employees with EFG International shares. EFG International has committed to provide the Parent on an ongoing basis the shares required to settle the RSU awards with the Company's employees at the end of

each vesting period in exchange nominal cash and equity consideration from the Parent for shares granted in subsequent years.

The RSU incentive awards under the above-mentioned plan as of December 31, 2014 are as follows:

Year granted	Fair value at grant date	Dec. 31, 2013 unamortized	Current year grants	Current year forfeitures	Current year amortization	Dec. 31, 2014 unamortized
2011	878,354	74,524	-	(2,777)	(71,747)	-
2012	1,738,247	715,483	-	(6,994)	(578,026)	130,463
2013	2,349,321	1,755,082	-	(14,892)	(777,433)	962,757
2014	1,408,086	-	1,408,086		(349,452)	1,058,634
		$ 2,545,089	$ 1,408,086	$ (24,663)	$ (1,776,658)	$ 2,151,854

RSU expense in 2014 amounted to $1,776,658 and is included in employee compensation and benefits in the accompanying consolidated statement of operations.

14. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customers' orders. The Company may be required, in the unlikely event of non-delivery of securities owned by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. These corrective transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

Securities transactions with other brokers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform their obligations under contractual terms. To mitigate this risk, EFG, together with its affiliates, reviews and monitors the financial condition of the broker-dealers with whom it deals, as well as the size of the transactions it performs with such broker-dealers. As further mitigation of settlement risk, EFG mostly buys or sells securities for its customers when it is certain that either the cash or the securities to settle are available in the customer's custody account.

15. Income Taxes

The components of the income tax expense for the year ended December 31, 2014, are as follows:

	Federal	State	Total
Current tax expense	$ 1,237,366	$ 155,408	$ 1,392,774
Deferred tax expense	(430,451)	(72,406)	(502,857)
Income tax expense	$ 806,915	$ 83,002	$ 889,917

The effective income tax rate of 41.98% differed from the federal statutory tax rate of 34%, due primarily to meals and entertainment and changes in state tax rate.

The deferred tax provision consists of income taxes related to the differences between the tax basis of assets and liabilities and their financial reporting amounts.

At December 31, 2014, the tax effect of temporary differences that give rise to significant portions of the deferred tax asset and tax liabilities were:

Deferred tax assets	
Accrued bonus and compensation	$ 1,171,273
Accrued interest to Parent	32,073
Other	46,304
	1,249,650
Deferred tax liabilities	
Intangible assets	(797,964)
Fixed assets	(235,749)
Other	(140)
	(1,033,853)
Net deferred tax asset	$ 215,797

In order to determine the realizability of deferred tax assets, the Company considers all available positive and negative evidence, including future reversals or existing temporary differences and projected future taxable income. The Company believes that it is more likely than not that the tax benefit will be realized.

Temporary difference of $797,964 relates primarily to a 2005 acquisition and will reverse upon sale, amortization, or other liquidation.

16. Subsequent Events

The Company considered subsequent events through March 16, 2015, the date the financial statements were available to be issued, noting no events warranting disclosure or adjustments to the financial statements.

****